Exhibit 12(c)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					June 30,
	2011	2012	2013	2014	2015	2016

Fixed charges, as defined:
Total Interest	$52,273	$57,345	$59,031	$57,002	$57,842	$59,205
Interest applicable to rentals	1,731	1,637	1,148	1,498	1,765	1,116

Total fixed charges, as defined	54,004	58,982	60,179	58,500	59,607	60,321

Preferred dividends, as defined (a)	4,580	4,580	4,580	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$58,584	$63,562	$64,759	$63,080	$64,187	$64,901

Earnings as defined:

Net Income	$108,729	$46,768	$82,159	$74,821	$92,708	$90,806
Add:
Provision for income taxes:
Total income taxes	28,801	58,679	49,757	55,710	61,872	55,299
Fixed charges as above	54,004	58,982	60,179	58,500	59,607	60,321

Total earnings, as defined	$191,534	$164,429	$192,095	$189,031	$214,187	$206,426

Ratio of earnings to fixed charges, as defined	3.55	2.79	3.19	3.23	3.59	3.42

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.27	2.59	2.97	3.00	3.34	3.18

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.